AA$ 5-30-2003

5/6/03

03054369

SECUR[illegible] [illegible]MMISSION
Washington, D.C. [illegible]



| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
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| 8-53290 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Falcon Capital Markets LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
*(Name — if individual, state last, first, middle name)*

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Report of Independent Auditors

To the Member and Board of Members of
Falcon Capital Markets, LLC

We have audited the accompanying statement of financial condition of Falcon Capital Markets, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Capital Markets, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 17, 2003

# Falcon Capital Markets, LLC

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $35,531 |
| Total assets | $35,531 |
| **Liabilities and member's equity** | |
| Accrued expenses | $ 3,498 |
| Member's equity, net | 32,033 |
| Total member's equity | $35,531 |

*See notes to financial statements.*

Falcon Capital Markets, LLC

Notes to Financial Statements

December 31, 2002

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Presentation

Falcon Capital Markets, LLC (the Company) is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934, as well as with the National Association of Securities Dealers, Inc. (the NASD). The sole member of the Company is Falcon Partners Holdings, LLC. The Company was formed on July 11, 2000; however, operations did not commence until April 5, 2001, the date on which the initial capital was contributed.

The principle activities of the Company are to provide investment banking and related financial advisory and consulting services to its clients, which may include prospective issuers and purchasers of securities and may include activities such as acting as a finder or placement agent in securities issuances. The Company also provides investment banking and related financial advisory and consulting services in connection with the structuring of financing, refinancing, recapitalization and restructuring transactions.

The Company will not trade securities for its customers; will not hold customer funds or securities; and will not have discretionary authority over customer funds or securities. The Company will not underwrite securities or participate in a selling group in connection with any underwriting; will not carry a dealer inventory of securities or quote a market in any security; will not advertise or otherwise hold itself out to the public as a dealer or as being willing to buy and sell any security; will not arrange any extension or credit on securities; and will not lend any securities.

The Company will not change its method of doing business in any manner which will cause it to lose its exemptive status under SEC Rule 15c3-3(k)(2)(ii) or commence any operation(s) that will disqualify it from continued exemption under this Rule without first having obtained the prior written approval of the NASD.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid short-term investments with original maturities of three months or less.

Falcon Capital Markets, LLC

Notes to Financial Statements (continued)

## 2. Significant Accounting Policies (continued)

### Use of Estimates

Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

### Revenues

Revenues consist of interest income, which is recognized as earned.

### Organization Costs

Organization costs have been expensed as incurred.

### Income Taxes

The Company is treated as a partnership for federal and state tax purposes. Therefore, no provision for income taxes has been made in the financial statements of the Company, since these taxes are the responsibility of the member rather than of the Company.

## 3. Transactions with Affiliates

On April 1, 2001, the Company entered into an agency agreement with a related party, Falcon Investment Advisors, LLC (Falcon Advisors). Per the agreement, the Company is allowed to utilize that portion of the facilities and services (including designated personnel) available at Falcon Advisors as is reasonably necessary for the Company to conduct its business. Falcon Advisors allocates that portion of expenses incurred, if any, and in turn, the Company is required to pay for the use of allocated facilities and services.

For the year ended December 31, 2002, Falcon Advisors did not allocate any expenses to the Company, and has waived its right to reimbursement of expenses incurred, if any, from the Company for that period. Falcon Capital Markets, LLC and Falcon Investment Advisors, LLC are 100%-owned by Falcon Partner Holdings, LLC, a Delaware limited liability company.

**4. Net Capital Requirements**

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $32,033, which was $27,033 in excess of the amount required to be maintained at that date.